April 14, 2026

Carter Ward
Chief Financial Officer
Elite Pharmaceuticals, Inc.
165 Ludlow Avenue
Northvale, New Jersey 07647

       Re: Elite Pharmaceuticals, Inc.
           Form 10-K for the Fiscal Year Ended March 31, 2025
           Filed June 30, 2025
           File No. 001-15697
Dear Carter Ward:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences